FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago, October 26 2017

Ger. Gen. N° 85/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

  Ref. SIGNIFICANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2, under the Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enel Generación Chile S.A. (“Enel Generación” or the “Company”), I hereby inform you of the following significant event:

The Board of Directors of Enel Generación in its ordinary session held today, has examined the Official Letter N° 27,562 of the Superintendence of Securities and Insurance and the Official Letter N° 24,211 of the Superintendence of Pension Funds, through which each of these public authorities have issued their respective responses to the inquiries of Enel Chile S.A. (“Enel Chile”) regarding certain matters of the corporate reorganization informed to the market through a Significant Event dated August 28, 2017.

Copies of the aforementioned responses were made available to the market through the Significant Events of Enel Chile dated October 13 and October 24, 2017 respectively. In the responses, it was confirmed that Enel Chile may include in the terms and conditions of the Public Tender Offer on the shares of Enel Generación (the “TO”), an objective condition for the success of the TO, consisting of all the shareholders that agree to tender their Enel Generation shares, must  apply part of the cash consideration that they receive for each Enel Generación share tendered to subscribe for Enel Chile’s first issue shares, thus the subscription price of those shares will be paid with part of the cash consideration of the TO.

The Board of Directors of Enel Generación Chile has unanimously taken notice of the new structure of the reorganization in progress described through the Significant Event as of August 28, 2017.  As result of the responses to the inquiries to the Superintendence of Securities and Insurance and the Superintendence of Pension Funds, the TO over Enel Generación shares shall be payable exclusively in cash. However, the TO will include in its terms and conditions an objective condition to validly tender the Enel Generación shares regarding that all of the shareholders that agree to tender their shares, must apply part of the cash consideration that they receive to subscribe for Enel Chile’s first issue share, thus the subscription price of those shares will be paid with part of the cash consideration of the TO.

Finally, at the aforementioned session the Board has examined the state of progress and the preliminary report issued by the independent evaluator appointed by the Board, Banchile Asesoría Financiera S.A. Likewise, the Board received the preliminary report issued by the independent evaluator appointed by the Directors’ Committee of the Company, Asset Chile. The Board decided to release the above-mentioned preliminary reports, warning that they are not the final reports, and thus, by their nature, have not been approved by the Board, they are not the final reports of the independent evaluators of shareholders in accordance with article 147 of Law 18,046. Copies of the aforementioned preliminary reports will be available to the Superintendence of Securities and Insurance and to the market in general, at the Company’s web site, www.enelgeneracion.cl.

Sincerely,

Valter Moro

Chief Executive Officer

Enel Generación Chile S.A.

c.c.:   Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Classification  Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: October 31, 2017